November 20, 2014

Board of Directors
Peregrine Industries, Inc.

Re: Letter of Resignation

Gentlemen:

I hereby resign my positions as a director of Peregrine Industries, Inc. (the "Registrant"), effective today, November 20, 2014. The reason for my resignation is to permit me to pursue other business opportunities.

I have had no disagreements with the Registrant's operations, policies or practices.

Yours truly,

/s/: Richard Rubin
Richard Rubin